UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15(d)-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

 Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant’s name into English)

6529 E. Friess Dr.

Scottsdale, AZ 8525

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F. Form 20-F [X]. Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Announcement of Reverse Stock Split

Tombstone Exploration Corporation (the “Company”), is furnishing this current report on Form 6-K to report that on July 23, 2019, the Financial Industry Regulatory Authority (“FINRA”) announced the 1-for-200 reverse split of the Company’s issued and outstanding common stock which shall become effective in the market on July 24, 2019. The common stock will begin trading on a split-adjusted basis on July 24, 2019 on OTC Markets under the ticker symbol TMBXD. The D is appended at the end of the ticker symbol for twenty (20) trading days at which time the symbol will revert back to TMBXF. There is no proportional split of the Company’s authorized share count.

The Board of Directors of the Company approved the reverse stock split on June 15, 2019 and it was approved by majority of Company’s common stockholder’s on or about June 30, 2019.

As a result of the reverse split, the Company’s shares will trade under a new CUSIP number. The reverse split reduced the number of shares of the Company’s outstanding common stock from approximately 1.068 billion shares to approximately 5.3 million shares outstanding.

No fractional shares will be issued in connection with the reverse split; all fractional shares will be rounded up. Shareholders with shares held in certificate form will be able to exchange stock certificates by contacting the Company’s transfer agent, Action Stock Transfer. Shareholders that hold shares in book-entry form or in brokerage accounts are not required to take any action and will see the impact of the reverse split reflected in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2019	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer